UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38544
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cenntro Inc.

Full Name of Registrant
N/A

Former Name if Applicable
33 Wood Avenue South, Suite 600, PMB #3572
Address of Principal Executive Office (Street and Number)
Iselin, New Jersey 08830

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cenntro Inc. (the “Registrant”) is unable without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ending December 31, 2025 (the “Annual Report”) within the prescribed time period because the report and required financial statements could not be completed by the Company and subsequently audited by the Company’s independent auditor in a timely manner. The original filing date applicable to smaller reporting companies was March 31, 2026. The Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended December 31, 2025, to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Ye	+1	(732) 820-6757
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss from continuing operations of approximately $68.9 million for the year ended December 31, 2025, as compared to a net loss from continuing operations of approximately $34.1 million for the year ended December 31, 2024.

The Registrant’s net revenues decreased by approximately 42% to $18.1 million for the year ended December 31, 2025, compared to $31.3 million for the year ended December 31, 2024, primarily due to a decline in vehicle sales volume. Gross profit turned to a gross loss of approximately $2.3 million in 2025, compared to a gross profit of $7.6 million in 2024, reflecting lower revenue absorption of fixed production costs and an increase in inventory write-offs of approximately $2.8 million during the year.

Net loss attributable to the Company's shareholders increased significantly to approximately $73.0 million in 2025, compared to $44.9 million in 2024, primarily driven by a net non-cash charge of approximately $10.2 million arising from changes in the fair value of convertible promissory notes and related derivative liability, as well as a non-cash charge of approximately $26.6 million from the change in fair value of equity securities.

The amounts reported above are still under review by the Registrant’s accounting staff and independent registered public accounting firms and may differ materially once reported in the Form 10-K to be filed by the Registrant.

CENNTRO INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2026	By	/s/ Edward Ye
Edward Ye
Chief Financial Officer